UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                         Sykes Enterprises, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   871237-10-3
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                        |_|  Rule 13d-1(b)

                        |_|  Rule 13d-1(c)

                        |X|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 6 Pages

CUSIP No. 871237-10-3




  1        NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John H. Sykes

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
            GROUP (SEE INSTRUCTIONS)                                    (a) |_|
                                                                        (b) |_|

  3        SEC USE ONLY

  4        CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America

                               5      SOLE VOTING POWER
        NUMBER OF                     18,086,300 shares

          SHARES

       BENEFICIALLY            6      SHARED VOTING POWER
                                      0 shares

         OWNED BY

           EACH                7      SOLE DISPOSITIVE POWER
                                      18,086,300 shares

        REPORTING

          PERSON               8      SHARED DISPOSITIVE POWER
                                      0 Shares

           WITH

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            18,086,300 shares

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                                |_|
            Not applicable

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            43.63%

12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN


                               Page 2 of 6 Pages

CUSIP No. 871237-10-3



Item 1(a).    Name of Issuer:
              Sykes Enterprises, Incorporated

Item 1(b).    Address of Issuer's Principal Executive Offices:
              100 North Tampa Street, Suite 3900
              Tampa, Florida 33602

Item 2(a).    Name of Person Filing:
              John H. Sykes

Item 2(b).    Address of Principal Business Office or, if none, Residence:
              100 North Tampa Street, Suite 3900
              Tampa, Florida 33602

Item 2(c).    Citizenship:
              United States of America

Item 2(d).    Title of Class of Securities:
              Voting Common Stock, $0.01 par value

Item 2(e).    CUSIP Number:
              871237-10-3

Item 3.       If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b)
               or (c), check whether the person filing is a:
              Not applicable

Item 4.       Ownership
              (a)  Amount Beneficially Owned:  18,086,300 shares
              (b)  Percent of Class:  43.63%




                               Page 3 of 6 Pages

CUSIP No. 871237-10-3



              (c)  Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                        18,086,300 shares

                  (ii)  shared  power  to vote or to direct the vote:

                        0 shares

                  (iii) sole power to dispose or to direct the disposition of:

                        18,086,300 shares

                  (iv)  shared power to dispose or to direct the disposition of:

                        0 shares

          John H. Sykes is the beneficial owner of 18,086,300 shares of the common stock of Sykes Enteprises, Incorporated. Of such shares, 17,806,750 shares are owned by Mr. Sykes through Jopar Investments Limited Partnership, a North Carolina Limited Partnership ("Jopar"). Mr. Sykes is the sole limited partner of Jopar and owns all the outstanding capital stock of Jopar's sole general partner, Jopar Investments, Inc., a North Carolina corporation. Mr. Sykes owns the other 279,550 shares through various trusts over which Mr. Sykes retains sole voting and investment power.

Item 5.    Ownership of Five Percent or Less of a Class.
           Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
           Not applicable

Item 8.    Identification and Classification of Members of the Group.
           Not applicable

Item 9.    Notice of Dissolution of Group.
           Not applicable



                               Page 4 of 6 Pages

Item 10.   Certification.
           Not applicable



                               Page 5 of 6 Pages

CUSIP No. 8711237-10-3


                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 16, 1999


/S/John L. Crites, Jr.
John L. Crites, Jr., attorney-in-fact
For John H. Sykes



*John L. Crites, Jr. signs this document on behalf of John H. Sykes pursuant to the power of attorney attached as Exhibit 1 to this Schedule 13G.


                               Page 6 of 6 Pages